UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
	Name:	Takeshi Mikami
	Title:	General Manager, Financial Accounting Dept.

Date:     June 3, 2016

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)

Securities Code 8316

June 8, 2016

To Shareholders with Voting Rights

Koichi Miyata President Sumitomo Mitsui Financial Group, Inc. 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

NOTICE OF CONVOCATION OF

THE 14th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are cordially invited to attend the 14th Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the “Company”), which will be held as stated below.

If you are unable to attend the meeting, you can exercise your voting rights by mail or via the Internet. Please review the “Reference Documents for the General Meeting of Shareholders” and exercise your voting rights by following the instructions on page 3.

Particulars

1.	Date and Time:	10:00 a.m. on Wednesday, June 29, 2016 (Japan time)
2.	Place:	the Head Office of the Company (Sumitomo Mitsui Banking Corporation Head Office Building) at 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
3.	Agenda of the Meeting:
	Matters to be reported:	(1)

Business Report, Consolidated Financial Statements for the 14th Fiscal Year (from April 1, 2015 to March 31, 2016) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors

(2) Non-Consolidated Financial Statements for the 14th Fiscal Year (from April 1, 2015 to March 31, 2016)
Proposals to be resolved:
	Proposal No. 1:	Appropriation of Surplus
	Proposal No. 2:	Partial Amendments to the Articles of Incorporation
	Proposal No. 3:	Election of Five Directors
	Proposal No. 4:	Election of Two Corporate Auditors

The Business Report, Consolidated Financial Statements, Non-Consolidated Financial Statements, official copies of the Accounting Auditor’s reports and the Board of Corporate Auditors’ report to be provided to shareholders upon notice of the Ordinary General Meeting of Shareholders are as stated in the attached “Business Report for the 14th Fiscal Year.”

The notes to the Consolidated Financial Statements and the Non-Consolidated Financial Statements are available on the Company’s website on the Internet (http://www.smfg.co.jp) in accordance with laws, regulations, and Article 25 of the Articles of Incorporation, and therefore are not included in “Business Report for the 14th Fiscal Year.”

The Consolidated Financial Statements and the Non-Consolidated Financial Statements contained in “Business Report for the 14th Fiscal Year” are part of the Consolidated Financial Statements and the Non-Consolidated Financial Statements that were subject to audit by the Accounting Auditor for the purpose of the Independent Auditors’ Report, as well as audit by the Corporate Auditors for the purpose of the Audit Report, respectively.

If the Reference Documents for the General Meeting of Shareholders, Business Report, Consolidated Financial Statements, and Non-Consolidated Financial Statements are amended, the amended items will be announced on the Company’s website on the Internet (http://www.smfg.co.jp).

[Guidance on the Exercise of Voting Rights]

If you are able to attend the Ordinary General Meeting of Shareholders
Date and Time of the Ordinary General Meeting of Shareholders:	10:00 a.m. on Wednesday, June 29, 2016 (Admission begins at 8:30 a.m.)(Japan time)

Those attending in person are requested to present the enclosed Attendance Sheet at the reception desk without detaching the Voting Rights Exercise Form on arrival at the meeting.

If you are unable to attend the Ordinary General Meeting of Shareholders
Exercise of Voting Rights by Post
Voting Deadline:	Voting Rights Exercise Form must reach our share register agent no later than 5:10 p.m. on Tuesday, June 28, 2016 (Japan time).

Please indicate your approval or disapproval of each proposal on the enclosed Voting Rights Exercise Form and return it by post to reach our share register agent no later than the above voting deadline.

Please use the enclosed registration security sticker.

Exercise of Voting Rights via the Internet
Voting Deadline:	No later than 5:10 p.m. on Tuesday, June 28, 2016 (Japan time)

Please access the voting website (http://www.web54.net) managed by our share register agent by means of personal computers or portable terminals, etc., using the login ID and temporary password printed on the enclosed Voting Rights Exercise Form. Please indicate your approval or disapproval for each proposal no later than the above voting deadline, following the instructions on the screen.

Please be advised that there are system constraints for security purposes. For further information, please contact Web Support at the telephone number below.

Inquiries regarding Exercise of Voting Rights via the Internet:

Sumitomo Mitsui Trust Bank, Limited

Stock Transfer Agency Business Planning Department Web Support

Phone: 0120-652-031 (toll free within Japan)

Hours: 9:00 a.m. to 9:00 p.m. (Japan time)

Warnings

●	If you vote more than once via the Internet, your last vote will be treated as effective.

●	If you vote both by post and via the Internet, your vote via the Internet will be treated as effective.

●	Any access fees to internet service providers, communications fees to communications carriers and other fees for use of the website for voting shall be borne by shareholders.

NOTE: The above voting website is available in Japanese only.

[The Electronic Voting Platform for Institutional Investors]

The Electronic Voting Platform, operated by ICJ, Inc., is available for institutional investors that have applied in advance to use the platform.

Reference Documents for the General Meeting of Shareholders

Proposals, Reasons and References

Proposal No. 1:    Appropriation of Surplus

In terms of a comprehensive view of the business results for the fiscal year, while it is necessary to continuously consider the accumulation of internal reserves by the Group based on the economic and financial climates forecasted for the future, we propose the distribution of a dividend at the end of the fiscal year as described below, in order to return profits to shareholders.

It should be noted that we do not propose any other appropriation of surplus.

(1) Dividend type

Cash

(2) Allocation of dividend and aggregate amount to be distributed

Common stock	¥75 per share	Total ¥105,753,420,525

As we have already paid an interim dividend of ¥75 per share of Common Stock, the annualized dividend will be ¥150 per share, an increase of ¥10 per share from the preceding fiscal year.

(3) Effective date of distribution of surplus

June 29, 2016

Proposal No. 2:    Partial Amendments to the Articles of Incorporation

The scope of business of a bank holding company has been limited to the management of corporations permitted to become, or to be established as, subsidiaries under the Banking Act and any business incidental thereto. However, the Act for Partial Revision of the Banking Act, etc., to Address Advances in Information Technology and Other Changes (in this proposal, referred to as the “Act”), which was enacted on May 25, 2016, permits a bank holding company to engage in the business activities that are common to its subsidiaries, including banks, if doing so contributes to the integrated and efficient management of the group business. On the basis of this amendment, it is proposed that Article 2 of the Articles of Incorporation regarding the Purposes of the Company be amended to enable the Company to promptly engage in the expanded scope of business after the Act becomes effective. The details of the proposed amendments are as shown in the comparison table below.

Comparison Table of Existing Articles of Incorporation and Proposed Amendments

(Underlined parts are amended.)

Existing Articles of Incorporation	Proposed Amendments

(Purposes)	(Purposes)
Article 2. The purposes of the Corporation shall be to engage in the following businesses as a bank holding company:	Article 2. The purposes of the Corporation shall be to engage in the following businesses as a bank holding company:
(1) Management of banks and other corporations which are permitted to become, or to be established as, subsidiaries under the Banking Act.	(1) Management of banks and other corporations which are permitted to become, or to be established as, subsidiaries under the Banking Act and any business incidental thereto.
(2) Any business incidental to the business mentioned in the foregoing Item.	(2) In addition to the businesses provided in the foregoing Item, any business in which a bank holding company is permitted to engage under the Banking Act.

Proposal No. 3:    Election of Five Directors

The terms of office of three Directors, Messrs. Koichi Miyata, Jun Ohta and Yoshinori Yokoyama, will expire and Mr. Toshiyuki Teramoto will resign from his post as Director at the conclusion of the meeting. Accordingly, on this occasion, the election of the following five Directors is proposed.

The candidates to serve as Directors are as follows.

If this proposal is approved and passed, the number of Directors will be fourteen, five of whom will be Outside Directors.

Candidate No.	Name	Position	Responsibility	Attendance of the Board of Directors meeting held in the fiscal year (attendance rate)
1	Koichi Miyata (Reelection)	Director and President	-	Attended all 12 meetings (100%)
2	Jun Ohta (Reelection)	Director

Officer in charge of Public Relations Department, Corporate Planning Department, Financial Accounting Department, Subsidiaries & Affiliates Department, IT Innovation Department and Transaction Business Planning Department

Attended all 12 meetings (100%)
3	Koichi Noda (New Candidate)	Senior Managing Executive Officer	Officer in charge of Corporate Risk Management Department	-
4	Tetsuya Kubo (New Candidate)	-	-	-
5	Yoshinori Yokoyama (Reelection) (Outside and Independent)	Director	-	Attended all 12 meetings (100%)

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
1	Koichi Miyata (November 16, 1953) Reelection	April 1976	Joined Mitsui Bank	14,500 (Common stock)
		June 2003	Executive Officer of Sumitomo Mitsui Banking Corporation (“SMBC”)
		October 2006	Managing Executive Officer of SMBC
		April 2009	Director and Senior Managing Executive Officer of SMBC
		April 2010	Senior Managing Executive Officer of the Company
		June 2010	Director of the Company
		April 2011	Director and President of the Company (to present) Director of SMBC (to present)
Significant concurrent positions:
Director of SMBC Director of SONY CORPORATION
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 12 meetings (100%)
Reasons for nomination as a candidate for Director:

Mr. Koichi Miyata has extensive business experience, high ability and insights through his involvement in treasury markets, public relations, corporate planning, financial accounting, risk management, etc. over a long time. He has also led the Company as Director and President since 2011, we thus believe that he will continue to be able to contribute to the Group’s further growth.

Based upon the above, we have judged that he will be appropriate as a Director of the Company, and propose that he be elected.

Others:
Mr. Koichi Miyata is expected to begin serving as Corporate Auditor of Isetan Mitsukoshi Holdings Ltd. on June 20, 2016.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
2	Jun Ohta (February 12, 1958) Reelection	April 1982	Joined Sumitomo Bank	6,800 (Common stock)
		April 2009	Executive Officer of SMBC
		May 2009	General Manager of Investment Banking Planning Department of the Company
		April 2012	Managing Executive Officer of SMBC
		April 2013	Managing Executive Officer of the Company
		April 2014	Senior Managing Executive Officer of the Company
Senior Managing Executive Officer of SMBC
		June 2014	Director of the Company (to present)
		April 2015	Director and Senior Managing Executive Officer of SMBC (to present)
Responsibility at the Company:

Officer in charge of Public Relations

Department, Corporate Planning

Department, Financial Accounting

Department, Subsidiaries & Affiliates

Department, IT Innovation Department and Transaction Business Planning Department

Significant concurrent positions:
Director and Senior Managing Executive Officer of SMBC
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 12 meetings (100%)
Reasons for nomination as a candidate for Director:

Mr. Jun Ohta has extensive business experience, high ability and insights through his involvement in investment banking, administration of group companies, corporate planning, transaction business planning, public relations, financial accounting, etc. over a long time. In addition, he has performed his duties as Director adequately since 2014, we thus believe that he will continue to be able to contribute to the Group’s further growth.

Based upon the above, we have judged that he will be appropriate as a Director of the Company, and propose that he be elected.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others		Type and number of shares of the Company held
3	Koichi Noda (May 11, 1960) New Candidate	April 1983	Joined Sumitomo Bank	3,900 (Common stock)
		April 2011	Executive Officer of SMBC
		April 2014	Managing Executive Officer of SMBC
		April 2016	Senior Managing Executive Officer of the Company (to present) Director and Senior Managing Executive Officer of SMBC (to present)
Responsibility at the Company:
Officer in charge of Corporate Risk Management Department
Significant concurrent positions:
Director and Senior Managing Executive Officer of SMBC
Reasons for nomination as a candidate for Director:

Mr. Koichi Noda has extensive business experience, high ability and insights through his involvement in wholesale banking, international banking, risk management, etc. over a long time. Accordingly, we believe that he will be able to contribute to the Group’s further growth.

Based upon the above, we have judged that he will be appropriate as a Director of the Company, and propose that he be elected.

Candidate No.	Name (Date of birth)	Career summary, significant concurrent positions and others		Type and number of shares of the Company held
4	Tetsuya Kubo (September 24, 1953) New Candidate	April 1976	Joined Sumitomo Bank	7,731 (Common stock)
		June 2003	Executive Officer of SMBC
		July 2006	Managing Executive Officer of SMBC
		April 2008	Managing Executive Officer of the Company
		April 2009	Senior Managing Executive Officer of the Company Director and Senior Managing Executive Officer of SMBC
		April 2011	Deputy President and Executive Officer of the Company Director and Deputy President of SMBC Executive Director of SMBC Nikko Securities Inc. (“SMBC Nikko”)
		June 2011	Director of the Company
		March 2013	Resigned as Director of the Company Resigned as Director of SMBC
		April 2013	Representative Director, President & CEO of SMBC Nikko
		April 2016	Representative Director and Chairman of the Board of SMBC Nikko (to present)
Significant concurrent positions:
Representative Director and Chairman of the Board of SMBC Nikko
Reasons for nomination as a candidate for Director:

Mr. Tetsuya Kubo has extensive business experience, high ability and insights through his involvement in international banking, investment banking, public relations, corporate planning, financial accounting, administration of group companies, etc. over a long time. In addition, we believe that he will be able to contribute to the Group’s further growth by making the most of his management experience at SMBC Nikko.

Based upon the above, we have judged that he will be appropriate as a Director of the Company, and propose that he be elected.

Candidate No.	Name (Date of birth)	Career summary, position and others		Type and number of shares of the Company held
5	Yoshinori Yokoyama (September 16, 1942) Reelection Outside and Independent	April 1966	Joined Mayekawa Kunio Associates, Architects & Engineers	0 (Common stock)
		September 1973	Joined Davis Brody & Associates
		September 1975	Joined McKinsey & Company, Inc.
		July 1987	Director (Senior Partner) of McKinsey & Company, Inc.
		June 2002	Retired from McKinsey & Company, Inc.
		June 2002	Director of ORIX CORPORATION
		April 2003	Corporate Auditor of Industrial Revitalization Corporation of Japan
		June 2006	Director of the Company (to present) Director of SMBC
		June 2015	Resigned as Director of SMBC
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 12 meetings (100%)
Reasons for nomination as a candidate for Outside Director:

Mr. Yoshinori Yokoyama plays a leading role in the field of advising on corporate management, and has extensive experience and specialized knowledge in such field. Accordingly, we believe that he will continue to be able to timely and adequately provide opinions to the management as well as instructing and supervising them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company.

Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose that he be elected.
Matters concerning independence:

Mr. Yoshinori Yokoyama meets the “Independence Standards for Outside Directors and Corporate Auditors” set forth by the Company, and the Company has designated him as an Independent Director in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

Others:
1. Mr. Yoshinori Yokoyama has served as Outside Director of the Company for a period of nine years and eleven months since June 2006.
2. Mr. Yoshinori Yokoyama served as Outside Director of SMBC, the Company’s subsidiary, for the period from June 2006 to June 2015.

Notes:	1.	Mr. Yoshinori Yokoyama is a candidate to serve as Outside Director.
2.

The Company entered an agreement with Mr. Yoshinori Yokoyama pursuant to Paragraph 1 of Article 427 of the Companies Act (hereinafter referred to as the “Act”) to limit his liability under Paragraph 1 of Article 423 of the Act. The maximum amount of liability for damages under this liability limitation agreement is ¥10 million or the minimum amount of liability for damages stipulated in Paragraph 1 of Article 427 of the Act, whichever is higher.

(Reference) “Independence Standards for Outside Directors and Corporate Auditors” of the Company are stated on page 16.

Proposal No. 4:    Election of Two Corporate Auditors

Mr. Koichi Minami has already resigned from the post as Corporate Auditor, and the term of office of one Corporate Auditor, Mr. Rokuro Tsuruta, will expire at the conclusion of the meeting. Accordingly, on this occasion, the election of the following two Corporate Auditors is proposed.

The candidates to serve as Corporate Auditors are as follows.

It should be noted that the Board of Corporate Auditors has already given its consent to the submission of this proposal.

Candidate No.	Name	Position	Attendance of the Board of Directors meeting held in the fiscal year (attendance rate)	Attendance of the Board of Corporate Auditors meeting held in the fiscal year (attendance rate)
1	Toshiyuki Teramoto (New Candidate)	-	-	-
2	Rokuro Tsuruta (Reelection) (Outside and Independent)	Corporate Auditor	Attended all 12 meetings (100%)	Attended all 7 meetings (100%)

Candidate No.	Name (Date of birth)	Career summary and others		Type and number of shares of the Company held
1	Toshiyuki Teramoto (September 15, 1958) New Candidate	April 1981	Joined Mitsui Bank	7,900 (Common stock)
		April 2008	Executive Officer of SMBC
		April 2011	Managing Executive Officer of SMBC
		April 2014	Director and Senior Managing Executive Officer of SMBC
		April 2015	Senior Managing Executive Officer of the Company
		June 2015	Director of the Company (to present)
		April 2016	Director of SMBC (to present)
Reasons for nomination as a candidate for Corporate Auditor:

Mr. Toshiyuki Teramoto has extensive experience and expertise in the finance business through his involvement in credit administration, corporate banking, risk management, etc. over a long time. Accordingly, we believe that he will be able to perform audits from a neutral and objective standpoint and contribute to ensuring the soundness of the Group’s business operations.

Based upon the above, we have judged that he will be appropriate as a Corporate Auditor of the Company, and propose that he be elected.

Others:

1. Mr. Toshiyuki Teramoto will retire from the post of Director of SMBC, the Company’s subsidiary, on June 29, 2016.

2. Mr. Toshiyuki Teramoto will resign from the post of Director of the Company at the conclusion of the meeting. If this proposal is approved and passed, he will begin serving as Corporate Auditor of the Company at the conclusion of the meeting.

Candidate No.	Name (Date of birth)	Career summary, position, Significant concurrent positions and others		Type and number of shares of the Company held
2	Rokuro Tsuruta (June 16, 1943) Reelection Outside and Independent	April 1970	Appointed as a Prosecutor at Tokyo District Public Prosecutors Office	0 (Common stock)
		April 2005	Superintending Prosecutor of Nagoya High Public Prosecutors Office
		June 2006	Retired from his position as Prosecutor
		July 2006	Registered as an attorney at law (to present)
		October 2006	Professor at Chiba University Law School
		September 2008	Retired from his position as Professor at Chiba University Law School
		April 2009	Professor at Surugadai University Law School
		March 2012	Retired from his position as Professor at Surugadai University Law School
		June 2012	Corporate Auditor of the Company (to present)
Corporate Auditor of SMBC
		June 2015	Resigned as Corporate Auditor of SMBC
Significant concurrent positions:
Director of KYB Corporation Director of TPR CO., LTD. Corporate Auditor of J. FRONT RETAILING Co., Ltd.
Attendance of the Board of Directors meeting held in the fiscal year (attendance rate):
Attended all 12 meetings (100%)
Attendance of the Board of Corporate Auditors meeting held in the fiscal year (attendance rate):
Attended all 7 meetings (100%)
Reasons for nomination as a candidate for Outside Corporate Auditor:

Mr. Rokuro Tsuruta plays a leading role in the legal field, and has extensive experience as an attorney at law and specialized knowledge of legal affairs in general. Accordingly, we believe that he will continue to be able to perform audits from a neutral and objective standpoint and contribute to ensuring the soundness of the Group’s business operations.

Based upon the above, we have judged that he will be appropriate as an Outside Corporate Auditor of the Company, and will be able to perform his duties as Outside Corporate Auditor adequately. Accordingly, we propose that he be elected.

Matters concerning independence:

Mr. Rokuro Tsuruta meets the “Independence Standards for Outside Directors and Corporate Auditors” set forth by the Company. In addition, the Company has designated him as an Independent Auditor in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

Candidate No.	Name (Date of birth)	Career summary, position, Significant concurrent positions and others	Type and number of shares of the Company held
Others:
1. Mr. Rokuro Tsuruta has served as Outside Corporate Auditor of the Company for a period of three years and eleven months since June 2012.
2. Mr. Rokuro Tsuruta served as Outside Corporate Auditor of SMBC, the Company’s subsidiary, for the period from June 2012 to June 2015.

Notes:	1.	Mr. Rokuro Tsuruta is a candidate to serve as Outside Corporate Auditor.
2.

The Company entered an agreement with Mr. Rokuro Tsuruta pursuant to Paragraph 1 of Article 427 of the Act to limit his liability under Paragraph 1 of Article 423 of the Act. The maximum amount of liability for damages under this liability limitation agreement is ¥10 million or the minimum amount of liability for damages stipulated in Paragraph 1 of Article 427 of the Act, whichever is higher.

(Reference) “Independence Standards for Outside Directors and Corporate Auditors” of the Company

In order for Outside Directors and Outside Corporate Auditors to be judged as independent by the Company, it is necessary that they do not fall under or have not recently (Note 1) fallen under any of the following:

1. Major Business Partner (Note 2)

(1)	A person who has the Company or the Sumitomo Mitsui Banking Corporation (hereinafter “the Company, etc.”) as a major business partner, or a person engaged in the execution of business thereof;
(2)	A person who is a major business partner of the Company, etc., or a person engaged in the execution of business thereof.

2. Specialist

(1)	A consultant, accounting expert or legal expert who has received money or other property from the Company, etc. averaging more than ¥10 million per year over the last three years, in addition to any compensation received as a Director or a Corporate Auditor;
(2)	A member of a juridical person or other organizations that provides specialist services, such as a consulting firm, accounting firm or law firm, which has received large amounts of money or other property (Note 3) from the Company, etc.

3. Donations

A person who has received – or a person engaged in the execution of business thereof – on average over the last three years, donations or other payments from the Company, etc., in excess of the greater of ¥10 million per year or 2% of the recipient’s annual sales.

4. Major Shareholder

A major shareholder of the Company, or a person engaged in the execution of business thereof (including anyone who has been a major shareholder, or a person engaged in the execution of business thereof within the last three years).

5. Close Relative (Note 4)

A close relative of any person (excluding non-material (Note 5) personnel) who falls under any of the following:

(1)	A person who falls under any of 1 through 4 above; or
(2)	A Director, Corporate Auditor, Executive Officer or employee of the Company or a subsidiary thereof.

Note 1.	“Recently” denotes a time that can be deemed to be substantively the same as the present; for example, a person is not independent if that person was a major business partner at the time when the proposal electing that person as an Outside Director or Outside Corporate Auditor to the General Meeting of Shareholders was decided.

Note 2.	A “Major Business Partner” denotes a person who falls under either or both of the following:
• A person who has the Company, etc. as major business partners
The ratio of said person’s sales from transactions with the Company, etc. exceeds 2% of the person’s consolidated net sales; and
• A major business partner of the Company, etc.
Said person receives loans from the Sumitomo Mitsui Banking Corporation in excess of 1% of the Company’s consolidated total assets.

Note 3.	“Large amounts of money or other property” denotes money or other property in excess of 0.5% of the Company’s consolidated ordinary income.

Note 4.	“Close relative” denotes a spouse or family member within the second degree of kinship.

Note 5.	Examples of “material” personnel

•  A director, corporate auditor, or manager-level employee of each company; or

•  In the case of an accounting or legal expert: a Certified Public Accountant, attorney at law, or holder of a similar professional qualification.